Filed by Timmins Gold Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under the Securities Exchange Act of 1934
Subject Company: Capital Gold Corp.
Commission File No. of Capital Gold Corp.: 001-34618
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

September 27, 2010	TSX-V: TMM
NEWS RELEASE
Timmins Gold Corp. makes proposal to merge with Capital Gold Corporation
Vancouver, British Columbia — Timmins Gold Corp. (“Timmins Gold”) (TSX-V:TMM) made, on August 31, 2010, a non-binding proposal (the “Proposal”) to the directors of Capital Gold Corporation (“Capital Gold”) (TSX:CGC; NYSE AMEX:CGC) to merge on a negotiated basis with Capital Gold based on a value of CDN$4.50 per common share of Capital Gold (“a CGC Share”) which, at the time of the Proposal and based on closing prices as of that date, equated to a share exchange ratio of 2.27 Timmins Gold shares issued for every 1 CGC Share. The Proposal represented a premium of 26% to the 20-day volume-weighted average price of CGC Shares on the Toronto Stock Exchange for the period ended August 31, 2010. Timmins Gold believes that the transaction, if completed, would result in a merger of two equal-sized companies with regional and operational synergies that would benefit both companies’ shareholders by creating a mid-tier, low cost, Mexico-focused gold producer. These benefits include:
•	complementary operating teams and exploration assets
•	management team with proven ability to access capital markets and create shareholder value
•	stronger market presence
•	creation of a company with a larger market capitalization that would be attractive to certain institutional investors.
Despite repeated requests, Capital Gold’s board of directors has not been receptive to Timmins Gold’s Proposal.
Capital Gold shareholders representing approximately 17% of the outstanding CGC Shares have confirmed to Timmins Gold that they would support the Proposal (subject to customary conditions).
Bruce Bragagnolo, CEO and Director of Timmins Gold, comments: “Our proposed merger with Capital Gold presents a great opportunity for the shareholders of both companies. In putting it forward, we are responding to the expressed wishes of Capital Gold shareholders, including the 17% who have signed support agreements, that this merger take place. The absence of meaningful dialogue with the directors of Capital Gold has driven us to bring this process into the public arena.
“We are prepared to move quickly to arrive at a mutually agreeable transaction. Given our familiarity with Capital Gold’s operations and management team, we believe that due diligence will move very quickly.”
Timmins Gold has retained M Partners Inc. as an advisor in connection with the Proposal.
ABOUT TIMMINS GOLD
Focused in Mexico, Timmins Gold Corp. is now a producer of gold with its recent commissioning of the San Francisco Mine in Sonora, Mexico. In addition, the Company has a number of other properties in Mexico on which it will conduct on-going exploration.
For more information, please contact:
Bruce Bragagnolo LLB,
CEO and Director
Vancouver, B.C.
Tel: 604-638-8980
bruce@timminsgold.com
or
Steven Isenberg
CEO and President
M Partners
Toronto, Ontario
Tel: 416-603-7381 x 222
SI@mpartners.ca
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a transaction with Capital Gold proposed by Timmins Gold, which may become the subject of a registration statement filed with the United States Securities and Exchange Commission (the “SEC”). This material is not a substitute for any prospectus/proxy statement that Timmins Gold would file with the SEC and Canadian securities regulators regarding the proposed transaction were an agreement to be reached between Timmins Gold and Capital Gold, or for any other document that Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed with the SEC and the Canadian securities regulators by Timmins Gold through the web site maintained by the SEC at www.sec.gov and the web site maintained by the Canadian securities regulators at www.sedar.com, respectively. Free copies of any such documents could also be obtained by directing a request to Timmins Gold at Suite 520 – 609 Granville Street, Vancouver, BC, Canada V7Y-1G5.